Exhibit 99.1

ParaZero and Stedicopter Receive the Israeli Ministry of Defense Approval to Market Globally the fully integrated DropAir Precision Airdrop System

Kfar Saba, Israel, Aug. 05, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, announced today that official marketing approval from the Israeli Ministry of Defense’s Defense Export Controls Agency (DECA) was received for the DropAir™ Precision Airdrop System, integrated with advanced unmanned aerial platforms developed by Steadicopter Ltd. (“Steadicopter”), a leading innovator in the Rotary Unmanned Aerial Systems (RUAS) industry. This authorization from DECA enables ParaZero and Steadicopter to actively market their joint DropAir-integrated solution to global clients across commercial, defense, and humanitarian sectors.

Integrated with Steadicopter’s advanced unmanned aerial platforms, the DropAir system provides a precise and reliable solution for delivering critical payloads—such as medical supplies, tactical gear, humanitarian aid and any type of sensitive equipment in challenged terrain. Engineered for autonomous deployment, the combined system offers mission-critical covert activity and accuracy, particularly in remote or high-risk environments.

“Receiving DECA’s export approval is a direct result of our continued efforts to develop and deliver mission-ready aerial solutions,” said Ariel Alon, CEO of ParaZero. “This authorization validates the strategic collaboration with Steadicopter, and empowers us to deliver innovative, high-precision aerial solutions for critical missions worldwide—whether saving lives on the battlefield or supporting complex operations in area beyond conventional reach.”

“These enhanced capabilities demonstrate our drive to expand the mission potential of unmanned helicopters,” says Noam Lidor, VP Sales, Marketing & Business Development at Steadicopter. The integration between Steadicopter and ParaZero enables precise and safe aerial delivery of life-saving civilian and military equipment to remote and hard-to-reach areas, thanks to Steadicopter’s advanced flight performance. From critical resupply missions to search and rescue support at sea and on land, our systems provide significant value to forces operating in the most demanding environments.”

This approval is expected to support ParaZero’s growth strategy by opening new international markets for its precision aerial delivery solution and strengthening its partnerships with innovative UAV manufacturers.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

About Steadicopter

Steadicopter Ltd. is a leading developer of rotary tactical unmanned aerial systems for military, homeland security, and civilian missions. Its vertical take-off and landing UAVs are known for endurance, adaptability, and advanced mission sensor suites. The company is ISO 9001:2015 certified for development, manufacturing, and marketing. For more information, visit: https://steadicopter.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, forward-looking statements in this press release include ParaZero’s continued efforts to develop and deliver mission-ready aerial solutions, how ParaZero is empowered to deliver innovative, high-precision aerial solutions for critical missions worldwide—whether saving lives on the battlefield or supporting complex operations in area beyond conventional reach, the drive to expand the mission potential of unmanned helicopters and how DECA approval is expected to support ParaZero’s growth strategy by opening new international markets for its precision aerial delivery solution and strengthening its partnerships with innovative UAV manufacturers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com